FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

June/08 – Gross Sales grow 18.7%

São Paulo, Brazil, July 10, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its June 2008 sales performance (unaudited preliminary figures). The information presented below was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In June, the Company registered gross sales of R$ 1,591.9 million and net sales of R$ 1,387.7 million, up 18.7% and 22.6% year on year, respectively.

Under the same-store concept and on a year-on-year basis, gross sales grew by 6.4% while net sales grew by 9.8% . Note that the calendar effect (one less Friday and Saturday and the Corpus Christi holiday occurring in May) had a negative impact on June sales performance of approximately 200 basis points. Same-store sales of non-food products grew by 11.7%, once again driven by sales of consumer electronics (Mundo Entretenimento) and general merchandise (Mundo Casa). Food items registered 4.7% same-store sales growth in the month. The calendar effect on food products was around 240 basis points.

Note that the behavior of the Company’s food prices is following the trend in the IPCA – General Index, since its product mix is different from the mix of products that make up the IPCA – Food Inflation index. If we consider the same mix of products that make up the IPCA Food Inflation Index in the Company, the variation in the prices is the same as the variation in the IPCA Food Inflation Index in the past 12 months.

Despite the rising inflation and interest rates, the Company has not observed significant changes in the consumption levels of its consumers.

In 2Q08, gross sales totaled R$ 4,888.3 million, up 16.2%, while net sales were R$ 4,239.6 million, 19.5% higher year on year. Under the same-store concept and on a year-on-year basis, gross sales in the quarter rose by 4.3% while net sales moved up 7.3% . This performance in the quarter was impacted by the calendar effect, with Easter occurring in the first quarter this year, but in the second quarter in 2007.

Data published recently by the competition shows a gain in market share by the Extra banner, whose growth rate outperformed the competition’s rates in the quarter. Another highlight was the performance of Extra.com.br, which continues to post 3-digit growth rates, well above the period’s estimate.

Same-store sales of non-food products in the quarter grew by 10.4% year on year, driven by the consumer electronics (Mundo Entretenimento) and general merchandise (Mundo Casa) subcategories. Meanwhile, same-store sales of food products grew by 2.4% year on year.

Note: Same-store sales figures include only those stores with at least 12 months of operations.

Since November 2007, the "total stores" concept has included Assai's sales.

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and the international markets and are, therefore, subject to change.
GRUPO PÃO DE AÇÚCAR

Daniela Sabbag
Investor Relations

Phone: + 55 (11) 3886-0421
Fax: + 55 (11) 3884-2677

E-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br/eng

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 10, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.